

October 24, 2012

<u>Via E-mail</u>
Guixiong Qiu
Chief Executive Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 28, 2012**
> **File No. 333-172240**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Description of Business, page 42

Recent Events, page 57

1. We note that you state on page 58 that you have been advised in the legal opinion dated January 4, 2011 that your inner-PRC shareholding structure complies with PRC laws and regulations. However, it does not appear that the legal opinion filed as Exhibit 5.3 includes such advice. Please revise or advise.

Recent Sales of Unregistered Securities, page II-3

2. We note that this amendment reflects the registration of the resale of an additional 70,542 shares issued to a selling stockholder. Please provide the information required by Item 701 of Regulation S-K with respect to the sale of such shares to the stockholder.

Exhibit 5.1

3. Please obtain and file a revised opinion that also addresses the legality of the 70,542 shares issued to a selling stockholder. We note that you have added such shares in this registration statement, but the legal opinion does not address the legality of such shares.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Management's Annual Report on Internal Control over Financial Reporting, page 47

4. We note your response to comment 9 in our letter dated September 14, 2012. Please note that the requirements pursuant to Item 307 of Regulation S-K regarding disclosure controls and procedures differ from the requirements pursuant to Item 308 of Regulation S-K regarding internal control over financial reporting. The language provided in your response does not appear to provide separate disclosure to meet the requirements of Item 307 and Item 308 of Regulation S-K. Please amend your filing to provide these disclosures as required by Item 9A of Form 10-K. Note that disclosure regarding the effectiveness of disclosure controls and procedures is required on a quarterly basis while the disclosure regarding the effectiveness of internal control over financial reporting is required on an annual basis.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas Slusarczyk
        Anslow + Jaclin LLP